SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 22, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated February 22, 2017: Nokia commences offer to purchase outstanding notes for up to USD 1.0 billion total consideration

Nokia commences offer to purchase outstanding notes for up to USD 1.0 billion total consideration

Nokia Corporation
Stock Exchange Release
February 22, 2017 at 19:30 (CET +1)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN OR AT ANY ADDRESS IN, ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO.

Nokia commences offer to purchase outstanding notes for up to USD 1.0 billion total consideration

Espoo, Finland - Nokia Corporation (“Nokia”), announces that it has commenced tender offers (the “Tender Offers”) to purchase for cash up to the Maximum Acceptance Amount (as defined below): (i) the EUR 500,000,000 6.75% notes due February 4, 2019 issued under its Euro Medium Term Note Programme (the “Euro Notes”); (ii) the USD 300,000,000 6.50% Debentures due January 15, 2028 (the “2028 Notes”); and (iii) the USD 1,360,000,000 6.45% Debentures due March 15, 2029 (the “2029 Notes” and, together with the 2028 Notes, the “Dollar Notes”, and together with the Euro Notes, the “Notes”). The Dollar Notes were issued by Lucent Technologies Inc. (the predecessor to Alcatel-Lucent USA Inc., Nokia’s wholly-owned subsidiary) (the “USD Notes Company”).

The Tender Offers are being made on the terms and subject to the conditions set out in the offer to purchase dated February 22, 2017 (the “Offer to Purchase”).  Capitalized terms not defined herein have the meaning ascribed to them in the Offer to Purchase.

The following table sets forth certain information relating to the Notes and the Tender Offers:

Description	ISIN/CUSIP	Principal Amount Outstanding	Acceptance Priority Level	Early Tender Payment(1)	Fixed Spread(1)	Fixed Yield(1)(2)	Reference U.S. Treasury Security	Bloomberg Reference Page
6.75% Notes due February 4, 2019	XS0411735482	EUR 500,000,000	1	EUR 30 per EUR 1,000	N/A	-0.10%	N/A	N/A
6.50% Debentures due January 15, 2028	US549463AC10/549463AC1	USD 300,000,000	2	USD 30 per USD 1,000	285 bps	N/A	2.25% U.S. Treasury Security due February 15, 2027	PX1
6.45% Debentures due March 15, 2029	US549463AE75/54463AE7	USD 1,360,000,000	2	USD 30 per USD 1,000	285 bps	N/A	2.25% U.S. Treasury Security due February 15, 2027	PX1

(1)    The purchase price calculated from the applicable Fixed Yield or Fixed Spread includes the Early Tender Payment. The Late Consideration for each series of Notes will deduct the Early Tender Payment from the purchase price calculated from the applicable Fixed Spread or Fixed Yield.

(2)    For information purposes only: the Euro Notes Early Consideration (as defined herein) payable by Nokia for the Euro Notes validly tendered in the Tender Offers and accepted for purchase by Nokia will be determined in the manner described in the Offer to Purchase.  Assuming the Tender Offer Settlement Date is March 23, 2017, the Euro Notes Early Consideration will be EUR 1,128.37 per EUR 1,000 of Euro Notes accepted and the Euro Notes Late Consideration will be EUR 1,098.37 per EUR 1,000 of Euro Notes accepted. Should the Tender Offer Settlement Date be postponed, the Early Consideration and Late Consideration for the Euro Notes will be recalculated and will be announced, for information purposes only, as provided in the Offer to Purchase.

Rationale for the Tender Offers

The purpose of the Tender Offers is to manage the overall indebtedness of Nokia. Following settlement of the Tender Offers, Nokia expects to cancel the Euro Notes. The Dollar Notes purchased in the Tender Offers are expected to be held by Nokia following the Tender Offers.

Terms and conditions of the Tender Offers

New Financing Condition and other Conditions

Nokia announced today its intention to issue new euro-denominated fixed-rate notes to non-U.S. persons outside the United States (the “New Notes”). Nokia intends to use the proceeds of the New Notes to fund the Tender Offer for the Euro Notes, with the remaining proceeds used to fund the Tender Offers for the Dollar Notes on a pro rata basis. This stock exchange release does not constitute an offer to sell or a solicitation of an offer to buy the New Notes, and the New Notes will not be registered under the U.S. Securities Act of 1933 (the “Act”), as amended. The New Notes may not be offered or sold in the United States absent an exemption from the registration requirements under the Act.

Whether Nokia will accept for purchase Notes validly tendered in the Tender Offers is subject to, among other things, Nokia’s successful completion (in the sole and absolute determination of Nokia) and settlement of the issue of the New Notes at an amount equal to or exceeding the Maximum Acceptance Amount, as defined below (the “New Financing Condition”). Nokia may waive the New Financing Condition in its sole discretion. The Tender Offers are subject to additional conditions, further detailed in the Offer to Purchase.

Maximum Acceptance Amount and Pro-ration

If Nokia decides to accept any Notes for purchase, Nokia proposes to accept for purchase pursuant to the Tender Offers an aggregate principal amount of Notes such that the total amount payable by Nokia for all Notes accepted for purchase pursuant to the Tender Offers (excluding any Accrued Interest, as defined below) is no greater than the cash amount equal to USD 1,000 million (such amount, which may be increased or decreased, the “Maximum Acceptance Amount”).  Nokia will determine whether the Maximum Acceptance Amount has been reached by converting the principal amount of the Euro Notes validly tendered and accepted for purchase into U.S. dollars using the applicable exchange rates, as further described in the Offer to Purchase.

Subject to the terms of the Tender Offers, Nokia will only accept for purchase Notes for an aggregate purchase price (excluding any Accrued Interest, as defined below) that will not exceed the Maximum Acceptance Amount. Nokia reserves the right, in its sole discretion, to accept Notes for purchase pursuant to the Tender Offers for an aggregate purchase price that is more or less than the Maximum Acceptance Amount or to increase the Maximum Acceptance Amount. Any Notes validly tendered in the Tender Offers will be accepted for purchase by Nokia based on the Maximum Acceptance Amount and the acceptance priority levels noted in the table above (the “Acceptance Priority Levels”) and the Dollar Notes may be subject to pro-ration, each as more fully described in the Offer to Purchase.

All Notes validly tendered having a higher Acceptance Priority Level will be accepted before any validly tendered Notes having a lower Acceptance Priority Level.  Because the Maximum Acceptance Amount is expected to exceed the aggregate principal amount of Euro Notes outstanding, and the Euro Notes are the only Notes at the highest Acceptance Priority Level, all Euro Notes validly tendered and accepted prior to the Expiration Date are expected to be accepted in full (subject to the conditions described in the Offer to Purchase). Each series of the Dollar Notes has the same priority level and, if pro-rated, will be pro-rated equally.

Each Dollar Note that is pro-rated will be rounded down, and Nokia will only accept tenders subject to pro-ration if pro-ration does not result in the relevant holder of Dollar Notes transferring Dollar Notes to Nokia in an aggregate principal amount of less than USD 1,000.

Nokia reserves the right, subject to applicable law, at any time prior to the satisfaction of the conditions set out in the Offer to Purchase, to amend the Tender Offers in any respect or to terminate the Tender Offers and return the tendered Notes, subject to disclosure and other requirements as required by applicable laws.

Expiration Date, Early Tender Date and Withdrawal Deadline

The Tender Offers will expire at 11:59 p.m. (New York time) on March 21, 2017 (the “Expiration Date”). Subject to the terms and conditions in the Offer to Purchase, holders of Notes will be entitled to receive the Euro Notes Early Consideration or the Dollar Notes Early Consideration (each as defined below) if they have validly tendered, and not validly withdrawn, their Notes, at or prior to 5:00 p.m. (New York Time) on March 7, 2017 (the “Early Tender Date”), and such Notes are accepted. Nokia reserves the right, subject to applicable law, at any time, for any reason, to extend the Expiration Date or the Early Tender Date. Any such extension will be announced in the manner described in the Offer to Purchase.

Notes validly tendered may be withdrawn prior to 5:00 p.m. (New York time) on March 7, 2017, unless extended by Nokia (the “Withdrawal Deadline”), but not thereafter, except as required by applicable law.

Holders of Notes validly tendered after the Early Tender Date but at or prior to the Expiration Date and accepted for purchase pursuant to the Tender Offer will receive the Euro Notes Late Consideration or the Dollar Notes Late Consideration, as applicable (each as defined below).

The Tender Offers are expected to be settled on March 23, 2017 or as soon as practicable thereafter (the “Tender Offer Settlement Date”), subject to any amendment or extension of the Expiration Date.

Euro Notes Consideration

Nokia will pay for Euro Notes validly tendered prior to the Early Tender Date and accepted by it for purchase pursuant to the Tender Offers, subject to the Maximum Acceptance Amount, an amount in cash in euros, rounded to the nearest cent, (the “Euro Notes Early Consideration”) which will be determined in the manner described in the Offer to Purchase by reference to a fixed purchase yield of -0.10% (the “Euro Notes Purchase Yield”). The consideration offered for each EUR 1,000 principal amount of Euro Notes subject to the Tender Offers validly tendered on or prior to the Early Tender Date and not validly withdrawn and accepted for purchase will be the Euro Notes Early Consideration, which includes the Early Tender Payment applicable to the Euro Notes.

Holders of Euro Notes subject to the Tender Offers tendering after the Early Tender Date, but at or prior to the Expiration Date, will only be eligible to receive an amount equal to the Euro Notes Early Consideration minus an amount in cash equal to the applicable amount listed in the table above under the heading “Early Tender Payment” for the Euro Notes (the “Euro Notes Late Consideration”).

The applicable Euro Notes Early Consideration or Euro Notes Late Consideration (plus any Accrued Interest, as defined below) will be payable on the Tender Offer Settlement Date.

Dollar Notes Consideration

Nokia will pay for Dollar Notes validly tendered prior to the Early Tender Date and accepted by it for purchase pursuant to the Tender Offers, subject to the Maximum Acceptance Amount, an amount in cash in U.S. dollars (the “Dollar Notes Early Consideration”) equal to an amount (rounded to the nearest cent) that would reflect, as of the Tender Offer Settlement Date, a yield to the maturity date of such series of Notes equal to the sum of: (i) the Reference Yield (as defined below) for such Dollar Notes, plus (ii) the Fixed Spread set forth in the table above. The Dollar Notes Early Consideration includes the Early Tender Payment applicable to the Dollar Notes. The “Reference Yield” shall be the bid-side yield of the Reference U.S. Treasury security set forth in the table above and will be determined by the USD Dealer Managers (as defined below) in accordance with standard market practice as of 11:00 a.m. (New York time) on March 8, 2017, as may be extended (the “USD Notes Price Determination Time”).

Subject to the Maximum Acceptance Amount, holders of Dollar Notes subject to the Tender Offers tendering after the Early Tender Date, but at or prior to the Expiration Date, will only be eligible to receive an amount equal to the Dollar Notes Early Consideration; minus an amount in cash equal to the applicable amount listed in the table above under the heading “Early Tender Payment” for the Dollar Notes (the “Dollar Notes Late Consideration”).

The applicable Dollar Notes Early Consideration or Dollar Notes Late Consideration (plus any Accrued Interest, as defined below) will be payable on the Tender Offer Settlement Date.

Accrued Interest

For both Euro Notes and USD Notes that are validly tendered and accepted for purchase, Nokia will pay, on the Tender Offer Settlement Date accrued interest from (and including) the immediate preceding interest payment date for such Notes, to (but excluding) the Tender Offer Settlement Date, calculated in accordance with the terms and conditions of the Offer to Purchase (“Accrued Interest”).

Indicative timetable for the Tender Offers

Time and Date	Event

Launch Date
February 22, 2017	Commencement of the Tender Offers and availability of the Offer to Purchase from the Tender Agent.

Early Tender Date
5:00 p.m. (New York time) on March 7, 2017, as may be extended, re-opened, amended and/or terminated.

Holders must tender Notes pursuant to the Tender Offers on, or prior to, the Early Tender Date in order to be eligible to receive the Early Consideration. If a broker, dealer, bank, custodian, trust company or other nominee holds Notes of any holder, such nominee may have earlier deadlines for accepting the Tender Offers at or prior to the Early Tender Date. Each holder of Notes should promptly contact the broker, dealer, bank, custodian, trust company or other nominee that holds its Notes to determine its deadline or deadlines.

Withdrawal Deadline
5:00 p.m. (New York time) on March 7, 2017, as may be extended, re-opened, amended and/or terminated.

Except in certain limited circumstances where Nokia determines that additional withdrawal rights are required by law, the deadline for holders to validly withdraw tenders of Notes. Only Notes tendered before the Early Tender Date may be validly withdrawn. If tenders are validly withdrawn, holders of the Notes will no longer be eligible to receive consideration on the Tender Offer Settlement Date unless they validly re-tender such Notes. Holders of re-tendered Notes will be eligible to receive the Early Consideration or Late Consideration in respect of such Notes depending on the date and time such Notes are validly re-tendered.

USD Notes Price Determination Time
At or around 11:00 A.M. (New York time) on March 8, 2017, as may be extended.

The time at which the Reference Yield, Dollar Notes Early Consideration and Dollar Notes Late Consideration for each series of Dollar Notes will be determined by the USD Dealer Managers (as defined below).

If Nokia extends or otherwise amends the Tender Offer Settlement Date with respect to the Euro Notes, Nokia will announce any change to the Euro Notes Early Consideration or Euro Notes Late Consideration.

Nokia will set the foreign exchange rate used to determine whether the Maximum Acceptance Amount has been reached as described in the Offer to Purchase.

Early Results
Following the price determination on March 8, 2017.

As soon as practicable after the Early Tender Date, Nokia will announce the results of the Tender Offers with respect to the Notes validly tendered at the Early Tender Date and announce the Reference Yield, Dollar Notes Early Consideration and Dollar Notes Late Consideration for each series of Dollar Notes.

Expiration Date
11:59 p.m. (New York time) on March 21, 2017, as may be extended, re-opened, amended and/or terminated.	The Tender Offers expire at the Expiration Date unless Nokia extends, re-opens, amends and/or terminates them earlier in its sole discretion.

Results Announcement
Expected to be March 22, 2017, or as soon as practicable thereafter.

Announcement of whether the New Financing Condition has been satisfied or waived and whether Nokia will accept valid tenders of Notes pursuant to the Tender Offers and, if so accepted, in respect of each series: (i) the Euro Notes Early Consideration, the Euro Notes Late Consideration, the Dollar Notes Early Consideration, the Dollar Notes Late Consideration, in each case, as applicable, and the relevant Accrued Interest for each series of Notes; (ii) the aggregate principal amount of Notes tendered pursuant to the Tender Offers and the aggregate principal amount of Notes of each series accepted for purchase; (iii) the pro-ration factor (if any) per Acceptance Priority Level; and (iv) the aggregate principal amount of the Notes that remain outstanding following settlement of the Tender Offers.

Tender Offer Settlement Date
Expected to be March 23, 2017, or as soon as practicable thereafter.

Expected settlement of the Tender Offers. Nokia pays the Early Consideration or Late Consideration, as applicable, plus the Accrued Interest for any Notes accepted for purchase. If Nokia accepts the tender of holders’ Notes pursuant to the Tender Offers, holders, or the custodial entity acting on such holders’ behalf, must deliver to Nokia good and marketable title to such Notes.

Unless Nokia defaults in making such payment, any Note accepted for payment pursuant to the Tender Offers will cease to accrue interest after the Tender Offer Settlement Date with respect to the holders who tendered pursuant to the Tender Offers.

Joint Dealer Managers

Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and Merrill Lynch International (the “USD Dealer Managers”) are acting as Joint Dealer Managers for both Tender Offers.  Nordea Bank AB (publ) is acting as Joint Dealer Manager exclusively for the Tender Offer for the Euro Notes and solely outside the United States.  Investors with questions may contact the Joint Dealer Managers at the addresses and numbers shown below.

Citigroup Global Markets Limited	Deutsche Bank AG, London Branch	Merrill Lynch International	Nordea Bank AB (publ)

Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom	Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom	2 King Edward Street London EC1A 1HQ United Kingdom	Smålandsgatan 17 SE-105 71 Stockholm Sweden

Europe Tel.: +44 20 7986 8969 United States Tel (toll-free): +1 (800) 558-3745 Tel (collect): +1 (212) 723-6106 Attn.: Liability Management Group	London Tel: +44 20 7545 8011 United States Tel (toll-free): +1 (855) 287-1922 Tel (collect): +1 (212) 250-7527 Attn.: Liability Management Group	London Tel: +44 (0) 20 7996 5420 United States Tel (toll-free): +1 (888) 292-0070 Tel (collect): +1 (980) 387-3907 Attn.: Liability Management Group	Europe Tel: +45 6161 2996 Attn.: Nordea Liability Management

liabilitymanagement.europe @citi.com	liability.management @db.com	DG.LM_EMEA@baml.com	NordeaLiabilityManagement @nordea.com

Copies of the Offer to Purchase can be requested from, and questions regarding the procedures for tendering Notes may be directed to, the Tender Agent, Lucid Issuer Services Limited, at +44 (0) 20 7704 0880 or at nokia@lucid-is.com.

This stock exchange release must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offers. This stock exchange release is neither an offer to sell nor a solicitation of offers to buy any securities. The Tender Offers are being made only pursuant to the Offer to Purchase. None of Nokia, the USD Notes Company, the Joint Dealer Managers, the Tender Agent, or the Trustee for the Dollar Notes makes any recommendation in connection with the Tender Offers. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offers.

Holders should seek their own financial advice, including in respect of any tax consequences, from their broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offers. The Joint Dealer Managers will not be responsible to any holders of Notes for providing the protections afforded to customers of the Joint Dealer Managers or for advising any other person in connection with the Tender Offers.

Offer and Distribution Restrictions

The Tender Offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. Tenders will not be accepted from holders of Notes in any jurisdiction in which such offer or solicitation is unlawful.  If a jurisdiction requires that the Tender Offers be made by a licensed broker or dealer and either of the Joint Dealer Managers or any of their respective affiliates is a licensed broker or dealer in that jurisdiction, the Tender Offers shall be deemed to be made by such Joint Dealer Manager or affiliate, as the case may be, on behalf of Nokia in the jurisdiction where it is so licensed.

Each holder wishing to submit a tender in respect of any of the Notes will be deemed to make and give certain agreements, acknowledgements, representations, warranties and undertakings in respect of the jurisdictions referred to below and as set out in the Offer to Purchase. Any tender of Notes for purchase pursuant to a tender from a holder that is unable to make or give such agreements, acknowledgements, representations, warranties and undertakings will be invalid.

European Economic Area (“EEA”)

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offers does not constitute an offer of securities to the public for the purposes of Article 2(1)(d) of Directive 2003/71/EC and accordingly the requirement to produce a prospectus does not apply to the Tender Offers.

United Kingdom

This announcement and the Offer to Purchase are for distribution within the United Kingdom only to persons: (i) who are existing holders of Notes that are creditors of Nokia or the USD Notes Company within the meaning of Article 43(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or are otherwise within the scope of Article 43(2) thereof; (ii) who have professional experience in matters relating to investments falling within the definition of investment professional in Article 19(5) of the Order; (iii) who fall within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Order; or (iv) to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).  This announcement and the Offer to Purchase is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons.  Any investment or investment activity to which this announcement or the Offer to Purchase relates is available only to relevant persons and will be engaged in only with relevant persons.

Italy

None of the Tender Offers, this announcement, the Offer to Purchase or any other documents or materials relating to the Tender Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”).

Therefore, the Tender Offers may only be carried out in the Republic of Italy (“Italy”) pursuant to an exemption under article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended.  Holders of each series of Notes may tender their Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and the Tender Offers.

Belgium

Neither this announcement or the Offer to Purchase nor any other documents or materials relating to the Tender Offers have been submitted to or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen) and, accordingly, the Tender Offers may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of April 1, 2007 on public takeover bids or as defined in Article 3 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, each as amended or replaced from time to time. Accordingly, the Tender Offers may not be advertised and the Tender Offers will not be extended, and neither this announcement or the Offer to Purchase nor any other documents or materials relating to the Tender Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (as amended from time to time), acting on their own account. Insofar as Belgium is concerned, this announcement and the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offers.

Accordingly, the information contained in this announcement or in the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Tender Offers are not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this announcement or the Offer to Purchase nor any other document or material relating to the Tender Offers has been or shall be distributed to the public in France and only: (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers); and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2, D.411-1 to D.411-3, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier, are eligible to participate in the Tender Offers. This announcement and the Offer to Purchase have not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

About Nokia

Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

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Forward-Looking Statements

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: (i) Nokia’s ability to integrate Alcatel-Lucent into its operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel-Lucent; (ii) expectations, plans or benefits related to Nokia’s strategies and growth management; (iii) expectations, plans or benefits related to future performance of Nokia’s businesses; (iv) expectations, plans or benefits related to changes in organizational and operational structure; (v) expectations regarding market developments, general economic conditions and structural changes; (vi) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; (vii) timing of the deliveries of Nokia’s products and services; (viii) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, as well as Nokia’s expected customer reach; (ix) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; (x) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and Nokia’s ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including the proposed tender offers; and (xi) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions.

These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that Nokia currently expects. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: (1) Nokia’s ability to execute its strategy, sustain or improve the operational and financial performance of its business and correctly identify and successfully pursue business opportunities or growth; (2) Nokia’s ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of the Alcatel-Lucent acquisition, and Nokia’s ability to implement its organizational and operational structure efficiently; (3) general economic and market conditions and other developments in the economies where Nokia operates; (4) competition and Nokia’s ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; (5) Nokia’s dependence on the development of the industries in which it operates, including the cyclicality and variability of the information technology and telecommunications industries; (6) Nokia’s global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; (7) Nokia’s ability to manage and improve its financial and operating performance, cost savings, competitiveness and synergies after the acquisition of Alcatel-Lucent; (8) Nokia’s dependence on a limited number of customers and large multi-year agreements; (9) exchange rate fluctuations, as well as hedging activities; (10) Nokia’s exposure to direct and indirect regulation, including economic or trade policies, and the reliability of Nokia’s governance, internal controls and compliance processes to prevent regulatory penalties in its business or in its joint ventures; (11) Nokia’s exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigation that result in fines, penalties or sanctions; (12) the potential complex tax issues, tax disputes and tax obligations Nokia may face in various jurisdictions, including the risk of obligations to pay additional taxes; (13) Nokia’s actual or anticipated performance, among other factors, which could reduce its ability to utilize deferred tax assets; (14) Nokia’s ability to retain, motivate, develop and recruit appropriately skilled employees; (15) disruptions to Nokia’s manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to Nokia’s geographically-concentrated production sites; (16) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with Nokia’s business; (17) Nokia’s ability to optimize its capital structure as planned and re-establish its investment grade credit rating or otherwise improve its credit ratings; and (18) Nokia’s ability to achieve targeted benefits from or successfully implement planned transactions, including the proposed new issuance and tender offers, as well as the liabilities related thereto, as well as the risk factors specified in Nokia’s filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2017	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal